UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Offers New Premium Point-to-Multipoint Wireless Solution for License-Exempt Frequency Bands. Dated July 15th , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Offers New Premium Point-to-Multipoint Wireless
Solution for License-Exempt Frequency Bands

Enhanced BreezeACCESS® VL portfolio includes a new 900 MHz solution and several enhancements to existing 5 GHz solutions

Tel-Aviv, Israel, July 15, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced an enhanced portfolio of BreezeACCESS VL product family for license exempt bands of 5 GHz and 900 MHz. A high-capacity, point-to-multipoint wireless broadband solution, BreezeACCESS VL provides optimized bandwidth allocation to best fit a wide range of data, voice and video applications with enhanced networking capabilities that reduce network overhead and improve quality of service (QoS).

The new BreezeACCESS VL 900 premium point-to-multipoint solution provides long range capability and a net throughput of 8 Mbps. It also enables fast deployment capabilities leveraging improved automatic algorithms based on statistics collection, for ease of installation and maximized performance. In addition, the BreezeACCESS VL 900 has an extended non-line-of-sight (NLOS), with a superior QoS for voice data and video applications.

The enhancements to existing BreezeACCESS VL for 5 GHz include enhanced QoS, Dynamic Frequency Selection (DFS) capabilities and new subscriber unit options. This product provides secure links in both line-of-sight and NLOS applications, reaching more than 30 kilometers (18.6 miles) with a net capacity of up to 32 Mbps per sector. It provides enhanced QoS for voice, video and data applications for a variety of markets including operators, WISPs, municipalities, public safety and enterprises; and offers cost-effective connectivity for both urban and rural deployments. This product portfolio includes a wide range of subscriber units supporting various vertical applications, enabling flexible deployment scenarios and scalable upgrade options.

“Alvarion continues the commitment to innovate and meet market demands, and these latest advancements to the BreezeACCESS VL is indicative of our focus on delivering the complete portfolio of best-in-class, high-performance broadband wireless solutions for licensed-exempt markets,” said Avinoam Barak, president of the Wireless Network Division of Alvarion. “The BreezeACCESS VL platform provides our customers with an economical, easy-to-deploy and flexible platform that addresses a wide range of applications with a quick ROI and has been successfully proven in the market with over 240,000 point-to-multipoint links deployed worldwide.”

“BreezeACCESS VL’s new enhancements exceed our expectations. The coverage and capacity performance in NLOS conditions support our customers’ demands for a solid business case and excellent service quality.” said Mike Cowan CEO Wireless Connection (AIRpartner & beta tester)

Available worldwide, the new version of BreezeACCESS VL is ideal for many applications including data access, video surveillance, security, intelligent traffic control, first responders and more.

The new BreezeACCESS VL release supports a range of subscriber units, providing an optimized package for the performance and cost requirements of various markets and customers. It also includes DFS capabilities complying with updated ETSI standards in 5.4 and 5.8 GHz and 4.9 GHz profile for Brazil.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeACCESS” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.